Filed pursuant to Rule 424(b)(3)
File No. 333-264628

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated September 16, 2025
to
Prospectus dated April 11, 2025

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 11, 2025 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 29 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•to disclose the transaction price for each class of our common stock as of October 1, 2025;
•to disclose the calculation of our August 31, 2025 net asset value (“NAV”) per share for all share classes;
•to provide a market update;
•to provide updates to our portfolio and our business; and
•to disclose certain updates to our Prospectus.

October 1, 2025 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of October 1, 2025 (and repurchases as of September 30, 2025) is as follows:

Transaction Price (per share)
Class S	$24.9517
Class T	$24.7042
Class D	$24.7510
Class M	$24.8158
Class I	$24.0365
Class F*	$25.2833
Class Y*	$24.0144
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*We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The October 1, 2025 transaction price for each of our share classes is equal to such class’s NAV per share as of August 31, 2025. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since August 31, 2025 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

August 31, 2025 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.futurestandard.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for August 31, 2025.

The following table provides a breakdown of the major components of our total NAV as of August 31, 2025 (dollar amounts in thousands):

Components of NAV	August 31, 2025
Loans receivable	$7,231,038
Investment in real estate	571,873
Mortgage-backed securities held-to-maturity	148,148
Mortgage-backed securities, at fair value	368,415
Cash and cash equivalents	385,513
Restricted cash	29,591
Other assets	126,083
Collateralized loan obligation, net of deferred financing costs	(3,089,264)
Repurchase agreements payable, net of deferred financing costs	(1,754,462)
Credit facility payable, net of deferred financing costs	(840,693)
Mortgage note, net of deferred financing costs	(124,700)
Accrued stockholder servicing fees(1)	(1,930)
Other liabilities	(80,834)
Net asset value	$2,968,778
Number of outstanding shares	120,829,535

(1)
Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of August 31, 2025, we accrued under GAAP $91,548 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of August 31, 2025 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$1,632,397	$18,745	$9,139	$98,588	$1,174,687	$14,962	$20,260	$2,968,778
Number of outstanding shares	65,422,272	758,768	369,235	3,972,798	48,871,013	591,791	843,658	120,829,535
NAV per Share as of August 31, 2025	$24.9517	$24.7042	$24.7510	$24.8158	$24.0365	$25.2833	$24.0144

Updates to our Prospectus
The following supersedes and replaces the section of the Prospectus titled “Questions and Answers About This Offering—What is a REIT?”
What is a REIT?

In general, a REIT is a company that:
•combines the capital of many investors to acquire or provide financing for real estate-related investments;
•allows individual investors to invest in a large-scale diversified real estate portfolio through the purchase of interests, typically shares, in the REIT (an investment in our shares is not a direct investment in real estate);
•is required to pay dividends to investors of at least 90% of its annual REIT taxable income (which is computed without regard to the dividends-paid deduction), excludes net capital gain and does not necessarily equal net income as calculated in accordance with generally accepted accounting principles in the United States (“GAAP”); and
•is able to qualify to be taxed as a REIT for U.S. federal income tax purposes and therefore avoids the “double taxation” treatment of income that would normally result from investments in a corporation because a REIT does not generally pay federal corporate income taxes on its net income, provided certain income tax requirements are satisfied.
In this prospectus, we refer to an entity that qualifies and has elected to be taxed as a REIT for U.S. federal income tax purposes as a REIT. We elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2017.
The following supersedes and replaces the section of the Prospectus titled “Questions and Answers About This Offering—How is an investment in shares of your common stock different from an investment in a listed REIT?”
How is an investment in shares of your common stock different from an investment in a listed REIT?
We do not intend to list our shares for trading on a national securities exchange. We believe that a non-listed structure is more appropriate for the long-term nature of the assets in which we invest. This structure allows us to operate with a long-term view, similar to that of private investment funds, instead of managing to quarterly market expectations. An investment in our common stock generally differs from an investment in a listed REIT because: (1) the prices of shares of listed REITs are determined by the public market, which may cause a listed REIT’s stock price to fluctuate at a premium or discount to NAV based on factors such as supply and demand, economic preferences and other market forces, while our offering price is adjusted in accordance with our share pricing policy as a result of changes in the NAV of our shares, which is based on the value of our assets and liabilities as determined in good faith by our adviser; therefore, our stockholders will not be subject to the daily share price volatility associated with the public markets; (2) non-listed investments in real estate debt have historically demonstrated a lower correlation to traditional asset classes, such as stocks and bonds, as compared to the correlation exhibited by listed REITs; and (3) shares of listed REITs are liquid and easily transferable, while shares of our common stock cannot readily be sold and have significant restrictions on their ownership, transferability and repurchase. The determination of our NAV is inherently subjective and our NAV may decrease over time, including as a result of declining asset values. Additionally, listed REITs are often self‑managed, whereas our investment operations are managed by our adviser and sub-adviser. We pay a management fee as described herein to our adviser, unlike many listed REITs.
The following supersedes and replaces the section of the Prospectus titled “Questions and Answers About This Offering—What competitive strengths do you derive from your adviser and the sub-adviser?”
What potential competitive strengths do you derive from your adviser and the sub-adviser?
We are externally managed by our adviser, FS Real Estate Advisor, whose principal executive offices are located at 201 Rouse Boulevard, Philadelphia, PA 19112. Our adviser is an affiliate of FS Investments, a national sponsor of alternative investment funds designed for the individual investor. FS Real Estate Advisor is led by substantially the same personnel that form the investment and operations teams of the registered investment advisers that manage FS Investments’ other investment vehicles, including business development companies (“BDCs”) and closed-end funds. FS Real Estate Advisor’s senior management team has significant experience in private debt, private equity and real estate investing, and has developed an expertise in using all levels of the corporate capital structure to produce income-generating investments, while focusing on risk management. The team also has extensive knowledge of the managerial, operational and regulatory requirements of publicly registered alternative asset entities. We believe that the active and ongoing participation by FS Investments and its affiliates in the credit markets, and the depth of experience and disciplined investment approach of FS Real Estate Advisor’s management team, will allow FS Real Estate Advisor to successfully execute our investment strategy. See “Management” for more information on the experience of the members of the senior management team.

Our adviser has engaged Rialto, which together with Rialto Capital Group Holdings, Inc. and its subsidiaries (the “Rialto Entities”) is a leading real estate investment and asset management company, to perform services on behalf of our adviser for us primarily related to the selection of our investments and to assist with the day-to-day management of our investment operations. As of December 31, 2024, Rialto had approximately $18.4 billion in assets under management. From 2009 through December 31, 2024, Rialto has underwritten, purchased or originated credit investments with a total principal or face value of over $47 billion. More specifically, Rialto, on behalf of its clients or directly on its balance sheet, has invested in real estate loans at various levels of the capital structure (such as senior, senior subordinate or mezzanine) with an original principal balance of nearly $14 billion, CMBS securities with an aggregate face value of approximately $11 billion and seasoned loans with an original principal balance of over $23 billion. In addition, Rialto has securitized loans totaling $6.3 billion of original principal that it originated through its investment vehicles. Overall, Rialto and the other Rialto Entities, through its investment management and in-house asset management arms, as well as its role as Special Servicer on 168 commercial real estate securitizations, has managed approximately $200 billion of commercial real estate loans, since its inception in 2009.
We capitalize on Rialto’s significant and broad experience managing various real estate strategies across equity and debt. We also capitalize on its national footprint and origination platform to deploy significant amounts of capital in investments with attractive risk-return profiles. As of December 31, 2024, Rialto’s commercial real estate platform, which had, together with the Rialto Entities, approximately 316 professionals operating from 11 offices across the United States and Europe, had approximately $18.4 billion in assets under management. Rialto is able to use its integrated platform and deep underwriting team to provide in-house evaluations of a wide variety of loans and markets. We believe Rialto’s ability to pivot throughout real estate cycles, taking advantage of opportunities with the potential to generate attractive risk-adjusted returns across the capital structure, is a potential competitive advantage for us in executing upon our investment strategy.
The following supersedes and replaces the first paragraph in the section of the Prospectus titled “Questions and Answers About This Offering—What are the differences between the various classes of common stock being offered?”
We are offering to the public five classes of shares of our common stock: Class T shares, Class S shares, Class D shares, Class M shares and Class I shares. In addition, Class F shares and Class Y shares are only being offered pursuant to our distribution reinvestment plan. The differences among the share classes relate to selling commissions, dealer manager fees and ongoing stockholder servicing fees and, therefore, each class may receive different distributions. Upon the occurrence of certain events (including the listing of Class I shares, which does not require prior stockholder approval), Class T shares, Class S shares, Class D shares and Class M shares will automatically convert to Class I shares because having a single share class outstanding (rather than multiple classes outstanding) would assist us in connection with certain transactions, including a listing. See “Description of Shares” and “Plan of Distribution” for a more detailed discussion of the differences between our various classes of shares and conversion triggers.
The following supersedes and replaces the fifth paragraph in the section of the Prospectus titled “Prospectus Summary—Investment Strategy.”
Our investment strategy capitalizes on Rialto’s experience, national footprint and origination platform to deploy significant amounts of capital in investments with attractive risk-return profiles. As of December 31, 2024, Rialto’s commercial real estate platform, which had, together with the Rialto Entities, approximately 316 professionals operating from 11 offices across the United States and Europe, had approximately $18.4 billion in assets under management. Rialto is able to use its integrated platform and deep underwriting team to provide in-house evaluations of a wide variety of loans and markets. We believe Rialto’s ability to pivot throughout real estate cycles, taking advantage of opportunities with the potential to generate attractive risk-adjusted returns across the capital structure, is a potential competitive advantage for us in executing upon our investment strategy.
The following supersedes and replaces the sixth paragraph in the section of the Prospectus titled “Investment Objectives and Strategies—Investment Strategy.”
Rialto is able to use its integrated platform and deep underwriting team to provide in-house evaluations of a wide variety of loans and markets. We believe Rialto’s ability to pivot throughout real estate cycles, taking advantage of opportunities with the potential to generate attractive risk-adjusted returns across the capital structure, is a potential competitive advantage for us in executing upon our investment objectives.
The following disclosure is added in the section of the Prospectus titled “Management—The Advisory Agreement—Fees and Expenses—Expense Reimbursement.”

Total base management fee, performance fee, administrative services fee, and total expense and cost reimbursement paid to the adviser, sub-adviser and affiliates thereof for the year ended December 31, 2024 was equal to 2.84% of our NAV as of December 31, 2024.
The following supersedes and replaces the second paragraph in the section of the Prospectus titled “Description of Shares—Meetings, Special Voting Requirements and Access to Records.”
Under the Maryland General Corporation Law, a Maryland corporation generally cannot dissolve, amend its charter, merge, convert, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter provides for approval of these matters by the affirmative vote of stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter. In addition, the MGCL permits us to conduct the following without stockholder approval: (a) a merger of an entity into us if the merger does not reclassify or change the terms of any class of series of shares that are outstanding or otherwise amend our charter and the number of shares of any class or series outstanding immediately after the effective time of the merger does not increase by more than 20% of the number of shares outstanding immediately before the merger becomes effective; (b) a merger with a 90% or more owned subsidiary in which we are not the successor if the charter of the successor is not amended in the merger other than to change its name, the name or other designation or the par value of any class or series of stock or the aggregate par value of its stock and the contract rights of any stock of the successor issued in the merger in exchange for stock of the other corporation participating in the merger are identical to the contract rights of the stock for which the stock of the successor was exchanged; and (c) a transfer of all or substantially all of our assets pursuant to (i) a transfer of assets in the ordinary course of business actually conducted by us or as a distribution, (ii) a mortgage, pledge or creation of any other security interest in any or all of the our assets, (iii) an exchange of shares through voluntary action or under any agreement with our stockholders or (iv) a transfer of assets to one or more persons if all of the equity interests of the person or persons are owned, directly or indirectly, by us. Despite the above, on November 10, 2022, our board of directors adopted a resolution that requires stockholder approval to effect a share exchange under the MGCL even if we are the successor unless our charter is subsequently amended with the approval of our stockholders to delete the requirement that our board of directors may not, without stockholder approval, cause the merger or reorganization of our company.
Market Update
The Treasury yield curve steepened during August as expectations for rate cuts merged with growing concerns surrounding Fed independence and the potential for rising inflation. The policy sensitive 2-year yield fell -34bps amid Fed Chair Powell’s newly dovish tone while the 10-year yield declined -15bps and the 30-year Treasury yield rose 3bps. The Bloomberg U.S. Aggregate Index returned 1.20% in August. Yet it has returned –0.63% amid the persistent interest rate volatility over the past five years.
Commercial real estate (CRE) deal volume remained subdued in July, but green shoots emerged as the Federal Reserve adopted a more dovish stance and pricing showed meaningful improvement.
•Annual deal volume declined -7% in July 2025. Increases in retail (+22%) and apartments (+1%), were more than offset by declines in office (-16%) and industrial (-22%). Year-to-date, total deal volume is up 12% across all major property types through July.(1)
•Annual property prices increased for the second month in a row in July, the first such trend since July 2022.(1) Annual price growth was strongest in retail (+4.2%), followed by industrial (+3.4%) and office (+2.3%), where the gap between buyers and sellers continues to narrow.(1)
The CREFC CRE Sentiment Index, a quarterly survey that monitors changes in commercial real estate market conditions, posted one of its largest gains in Q2 2025. Anticipated Fed rate cuts over the next year could support a more favorable foundation the CRE market in the coming quarters.
Against this backdrop, fundamentals across most property types remain supportive. The market is heading into a multiyear supply deficit, potentially exaggerated by tariffs, that could meaningfully reshape the outlook.
•Multifamily and industrial completions have fallen sharply this year as higher interest rates curb new development, while supply growth in retail and office has been minimal.
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(1)    MSCI Real Capital Analytics as of July 2025, latest data available.

•Meanwhile net operating income and occupancy levels remain healthy across sectors, with some exceptions in office, where weakness persists primarily among older properties that feature fewer modern amenities.
While continued macro uncertainty may keep volatility elevated, we believe limited new supply and sustained demand will support a rebound in rent growth. Against this backdrop, we expect yield and income growth to return as the dominant driver of returns going forward.
The need for capital to refinance maturing loans is substantial. Roughly $2 trillion in CRE debt—about a third of all outstanding—will mature by the end of 2027. This presents a significant opportunity for lenders to refinance existing loans on more favorable terms or originate new loans in a more disciplined underwriting environment.
Performance update
FS Credit REIT generated positive total returns across all share classes in August, driven by monthly distributions and net asset value (NAV) appreciation of approximately $0.01 across all share classes.
FS Credit REIT has delivered 65 consecutive months of positive total returns across varying macroeconomic conditions and financial markets including a highly volatile rate environment. We met 100% of repurchase requests in August.
The current annualized distribution rate is 7.68% for Class I shares, 7.16% for Class D shares, 7.14% for Class M shares, 6.55% for Class S shares and 6.62% for Class T shares, based on the October 1, 2025 transaction price.
•The tax equivalent distribution rate is 8.58% for Class I shares, 8.00% for Class D shares, 7.98% for Class M shares, 7.32% for Class S shares and 7.40% for Class T shares, based on the October 1, 2025 transaction price.(2)
FS Credit REIT has delivered a high level of excess income over short-term rates on a nominal and real basis.
•Based on the Class I share, FS Credit REIT’s annualized distribution rate of 7.68% is 366 basis points (bps) above 3-month Treasury bills (T-bills) on a nominal and real yield basis.(3)
•FS Credit REIT’s tax-equivalent annualized distribution rate is 456bps over 3-month T-bills, or 5.1x higher compared to T-bills when comparing real yields/distribution rates.(3)
As a senior lender, our loans have first claim on rental income ahead of equity holders and are last to absorb losses if property values decline. We believe this seniority is especially important during market pullbacks. Approximately 86% of FS Credit REIT’s portfolio is comprised of private senior loans that are held to maturity at amortized cost, subject to impairment. Therefore, the net asset value is determined primarily on fundamental value rather than market sentiment.
Portfolio Highlights
As of August 31, 2025, the portfolio was weighted to multifamily (54%), followed by hospitality (15%) and industrial (10%).
•The portfolio’s allocation reflects our view that these sectors are well-positioned to benefit from long-term structural trends such as the record-high cost of homeownership (multifamily), steady demand for consumer and business travel, particularly for higher-end properties (hospitality), and continued demand for technologically advanced warehouse space (industrial).
Assets on nonaccrual represented 3.82% of the portfolio as of August 31, 2025. We are actively working to reduce the non-accruals in a way that we believe can help maximize shareholder value, whether through refinancing the loans, taking ownership of the property or selling the loan to a new buyer.
We believe the portfolio is well-positioned to deliver an attractive, high level of income and preserve capital driven by the:
•Continued strong performance of portfolio. FS Credit REIT has generated positive total returns in 90 out of 92 months; its largest monthly drawdown was just -0.27% in March 2020.
•Debt-focused nature of our strategy, as we believe forward returns in commercial real estate will largely be driven by income generation and property cash flows compared to price appreciation.
•High level of equity cushion beneath our loans. As a senior lender, the loans in our portfolio receive priority. They are first to be paid from rental income and are last to absorb losses if property values decline.
•Relative level of income above cash yields. While our distribution rate is influenced by the level and direction of short-term rates, we take a long-term approach to setting our distribution. Our distribution policy considers the
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(2)    The passage of the One Big Beautiful Bill Act on July 4, 2025, made permanent a deduction of up to 20% of qualified REIT dividends for non-corporate investors. The tax-equivalent distribution rate represents the distribution rate required for a fully taxable investment to deliver the same after-tax income as a REIT. For example, assuming a 37% federal tax bracket, the distribution rate (or yield) on a fully taxable investment would need to be 8.58% to match the after-tax income of a REIT with an annualized distribution rate of 7.68%.
(3)    3-month Treasury yield as of September 11, 2025.

forward secured overnight financing rate (SOFR) curve, our borrowings, the pace of our capital raise, the expected timing of potential new originations as well as paydowns and prepayments, among other factors. Our distributions have not historically adjusted in lockstep with changes in interest rates.
•Deep experience of Future Standard and Rialto managing through CRE market cycles. We continue to monitor the portfolio and are proactively engaged with our borrowers. We remain focused on reducing the level of loans on nonaccrual in the portfolio and maximizing shareholder value for the select number of foreclosed properties.
•Geographically diversified composition of our $8.9 billion portfolio, weighted to multifamily properties.
•Available liquidity for new investments. We have maintained a strong liquidity profile which—when combined with proceeds from our continuous offering, and the natural turnover of the portfolio—allows us to remain a capital provider.
•The long-term nature of our borrowings. Approximately 96% of FS Credit REIT’s borrowings are financed through matched-term facilities, and approximately 85% through matched-term, non-mark-to-market facilities. This financing approach helps stabilize performance across changing rate environments, manage risk and support long-term returns.
Status of our Offering
We are currently offering on a continuous basis up to $2.75 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $350 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 66,603,471 shares of our common stock (consisting of 32,177,712 Class S shares, 31,805,684 Class I shares, 288,858 Class T shares, 315,343 Class D shares, and 2,015,874 Class M shares) in the primary offering for total proceeds of $1.64675 billion and (ii) 11,493,985 shares of our common stock (consisting of 6,005,601 Class S shares, 5,052,973 Class I shares, 88,555 Class T shares, 39,916 Class D shares, and 306,939 Class M shares) pursuant to our distribution reinvestment plan for a total value of $283.54 million.